Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 13, 2012

VIA EDGAR

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:    Verso Paper Holdings LLC

          Verso Paper Inc.

          Registration Statement on Form S-4

          Filed October 18, 2012, File No. 333-184490

Dear Mr. Schwall:

On behalf of Verso Paper Holdings LLC, a Delaware limited liability company (“Verso Holdings”), and Verso Paper Inc., a Delaware corporation (together with Verso Holdings, the “Issuers”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated November 9, 2012 (the “Comment Letter”), to the above referenced Form S-4 of the Issuers. The Issuers are referred to herein individually and collectively, as appropriate, as “we,” “our,” or “us.” The Issuers have filed, via EDGAR, this letter (tagged correspondence).

The Issuers have asked us to convey the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with a response following.

Registration Statement on Form S-4

Exhibits

Exhibit 5.1

1.	Please obtain and file as an exhibit a new or revised legality opinion that opines on the laws of California, where nexTier Solutions Corporation is incorporated. For example, if counsel retains the penultimate paragraph, it must be revised to encompass California law as well.

Securities and Exchange Commission

Response to Comment 1

We have filed as a new Exhibit 5.2 the new legality opinion that opines on the laws of California, as provided to us by O’Melveny & Myers LLP (the “OMM Opinion”).

2.	Moreover, rather than retaining the assumptions listed as (i), (ii), (iii), and (iv) prior to the numbered opinion paragraphs, ensure that those items are included within the opinion counsel renders. Refer to Section II.B.1.e of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011), and note in particular the third paragraph and footnote 21 of that bulletin.

Response to Comment 2

The new OMM Opinion covers the items listed in the assumptions above. Accordingly, the corresponding assumptions have been deleted from the legality opinion provided by Paul, Weiss, Rifkind, Wharton & Garrison LLP (the “PW Opinion”), and the revised PW Opinion has been filed as a revised Exhibit 5.1

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please do not hesitate to contact either the undersigned at (212) 373-3267 or Monica K. Thurmond at (212) 373-3055.

Respectfully submitted,

/s/ Kenneth Li
Kenneth Li